UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number: 001-14611

----------------------------------------------------

(Translation of registrant's name into English)

No. One Iona Lane   Hamilton Parish   Islands of Bermuda   CR01

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on  EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATOR CAPITAL LIMITED By: Deborah Fortescue-Merrin Deborah Fortescue-Merrin, President
Date: November 16, 2009

CREATOR CAPITAL LIMITED

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EXHIBIT INDEX

1.

Interi m Financial Statements for the Nine Months ended September 30, 2009

2.

Management Discussion and Analysis for the Nine Months ended September 30, 2009

3.

Certification of Interi m Filings during Transition Period ended September 30, 2009

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CREATOR CAPITAL LIMITED

FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

U.S. Dollars

UNAUDITED

NOTICE TO READER

These are Unaudited Consolidated Financial Statements for this Third Financial Quarter, September 30, 2009.  They have been prepared by Company management in accordance with the Canadian generally accepted accounting principals, consistent with previous quarters and years.  These Unaudited Consolidated Financial Statements should be read in conjunction with the year-end Audited Consolidated Financial Statements for December 31, 2008.

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Creator Capital Limited - September 30, 2009 Interim Financials Q3

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CREATOR CAPITAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

For the Nine Months Ended September 30, 2009

(with comparative figures to September 30, 2008 and December 31, 2008)

(UNAUDITED)

ASSETS
September 30 2008		September 30, 2009	December 31 2008
Current Assets
Cash and cash equivalents	$ 8,266	$ 17,447	$ 9,925
Accounts receivable	5,990	13,940	8,465
Prepaid expenses	9,159	2,361	1,338

Total current assets	23,415	33,748	19,728

Total Assets	$ 23,415	$ 33,748	$ 19,728
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	243,019	362,944	345,080
Notes Payable	100,071	126,708	88,680
Accrued dividends	2,636,404	3,060,983	2,910,921
Preferred shares – Note 6	2,237,443	2,237,443	2,237,433
Total current liabilities	5,216,937	5,788,078	5,582,124
Total Liabilities	$ 5,216,937	$ 5,788,078	$ 5,582,124
SHAREHOLDERS' EQUITY
Class A preferred shares, $0.01 par value,
Authorized: 3,000 shares; Issued: 2,237 (2007: 2,237 shares)	0	0	0
Class B preferred shares, $0.01 par value, Authorized: 5,000,000 shares;
Issued: nil (2007: nil)	0	0	0
Common shares, $0.01 par value
Authorized: 100,000,000 shares Issued: 87,467,288 shares Additional paid-in-capital Accumulated deficit	874,673 63,683,159 (69,751,354)	874,673 63,683,159 (70,312,162)	874,673 63,683,159 (70,120,228)
Total Shareholder Equity	(5,193,522)	(5,754,330)	(5,562,396)
Total Liabilities and Shareholders' Equity	$ 23,415	$ 33,748	$ 19,728
APPROVED ON BEHALF OF THE BOARD: /s/ Deborah Fortescue-Merrin Deborah Fortescue-Merrin	/s/ Anthony P Clements Anthony P Clements

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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CREATOR CAPITAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Nine Months Ended September 30, 2009

(with comparative figures to September 30, 2008 and December 31, 2008)

(UNAUDITED)

	Nine Months Ended September 30,		December, 31
	2008	2009	2008

Revenue	$ 40,295	$ 43,730	$ 55,160
Operating Expenses
Amortization and depreciation Consulting and contract services General and administrative Legal Marketing	0 31,500 63,864 8,206 1,013	0 31,500 73,675 9,445 1,352	0 42,000 112,069 59,743 0
	104,583	115,972	213,812
	$ (64,288)	$ (72,242)	$ (158,652)
Other: Expense recoveries Interest income	0 62	30,370	0 69
	62	30,370	69
Net Income (loss)	$ (64,226)	$ (41,872)	$ (158,583)

BASIC AND DILUTED LOSS PER SHARE Numerator for basic and diluted loss per share:
Net Income (loss) Preferred stock dividends	(64,226) (150,614)	(41,872) (150,062)	(158,583) (425,131)
Gain (loss) to common shareholders	(214,840)	(191,934)	$(583,714)

Denominator for basic and diluted loss per share: Weighted average shares outstanding	87,467,288	87,467,288	87,467,288

Net loss per share	$ (0.0025)	$ (0.0022)	$ (0.0067)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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CREATOR CAPITAL LIMITED AND SUBSIDIARIES

STATEMENT OF CHANGES IN FINANCIAL POSITION

For the Nine Months Ended September 30, 2009

(with comparative figures to September 30, 2008 and to December 31, 2008)

(UNAUDITED)

	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2009	Year Ended December 31 2008
CASH PROVIDED (USED) BY: OPERATING ACTIVITIES

Activity for the period:

Loss for the Period, before accrued dividends

Changes in non-cash working capital balances:

Impairment of equipment

Depreciation and amortization

Accounts receivable

Prepaid expenses

Accounts payable and accrued expenses

Accrued dividends payable

Net cash provided by (used in) operating activities

	$ (64,226) 0 0 455 (8,350) 65,582 150,614 144,075	$(41,872) 0 0 (5,475) (1,023) 17,864 150,062 119,556	(158,583) 0 0 (2,020) (529) 167,643 425,131 431.642
INVESTING ACTIVITIES
Dividends paid Purchases of Furniture, Fixtures &Equipment Dividends Paid Net cash provided by (used in) investing activities	0 0 0 0	0 0 0 0	0 0 0 0
FINANCING ACTIVITIES
Common Stock issuance Paid in Capital Notes Payable Preferred stock dividends Net cash provided by (used in) financing activities	0 0 7,500 (150,614) (143,114)	0 0 38,028 (150,062) (112,034)	0 0 (3,891) (425,131) (429,022)
Net increase (decrease) in cash Cash, beginning of period Cash, end of period	961 7,305 $ 8,266	7,522 9,925 $ 17,447	2,620 7,305 $ 9,925
SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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CREATOR CAPITAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF ACCUMULATED DEFICIT

For the Six Months Ended September 30, 2009

(with comparative figures to September 30, 2008 and December 31, 2008)

(UNAUDITED)

	September 30, 2008	September 30, 2009	December 31, 2008
Balance, Beginning of Period Current Period’s Activities Net Income (Loss) Preferred Stock Dividends/Interest	$ (69,536,514) (64,226) (150,614)	$ (70,120,228) (41,872) (150,062)	$ (69,536,514) (158,583) (425,131)
Balance, End of Period	$ (69,751,354)	$ (70,312,162)	$ (70,120,228)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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CREATOR CAPITAL LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

Note 1

Nature and Continuance of Operations

Creator Capital Limited (the “Company”) is a Bermuda exempted company, which in June, 1997, changed its name from Sky Games International Ltd. to Interactive Entertainment Limited and on September 27, 2000 changed its name to Creator Capital Limited.  The Company is publicly listed in the United States of America on the Pink Sheets.

The Company is engaged in providing in-flight gaming and entertainment software and services by developing, implementing and operating or licensing computerized video gaming and other entertainment software on, but not limited to the aircraft of international commercial air carriers.  Gaming software is marketed using the name Sky Games ® and the entertainment software is marketed using the name Sky Play®.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At September 30, 2008, the Company had not yet achieved profitable operations, has accumulated losses of $69,751,354 since its inception, has a working capital deficiency of $5,193,522 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

Note 2

Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles and are stated in U.S. Dollars.  Differences with respect to accounting principles generally accepted in the United States of America are described in Note 12.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgment.  Actual results may differ from these estimates.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

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Note 2

Summary of Significant Accounting Policies – (cont’d)

a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Creator Capital (Nevada) Inc., (formerly Sky Games International Corp.) (a Nevada corporation); and

Creator Island Equities Inc. (a British Columbia corporation).

The subsidiary companies are inactive.  All material inter-company accounts and transactions have been eliminated on consolidation.

b)

Equipment

Equipment is recorded at cost.  Equipment is depreciated over its estimated useful life using the following methods:

Computer equipment

3 years straight-line

Furniture

5 years straight-line

Website

8 years straight-line

Additions are depreciated at one-half rate during the year of acquisition.

c)

Website Development Costs

Website development costs relate to costs incurred to develop a website and meet the criteria for deferral.  The costs are being amortized over the estimated life of the website are subject to an annual impairment assessment.

d)

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash, accounts receivable, accounts payable and accrued liabilities, accrued dividends payable and notes payable approximate their fair value due to the short-term maturity of such instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or currency risk arising from these financial instruments.  For accounts receivable, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

e)

Basic and Diluted Loss Per Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted average number of common shares outstanding for the year.  Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities are exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

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Note 2

Summary of Significant Accounting Policies – (cont’d)

f)

Revenue Recognition

The Company recognizes revenues when the following criteria are met: persuasive evidence of an agreement exists, shipment has occurred, the price to the buyer is fixed and determinable, and collection is reasonably assured.

Revenue for Sky Play is recognized each month for a license fee on a per game usage basis as the above criteria have been met.

g)

Foreign Currency Translation

The Company’s functional currency is the United States dollar.  Monetary assets and liabilities are translated into the functional currency at the exchange rate in effect at the end of the year.  Non-monetary assets and liabilities are translated at the exchange rate prevailing when the assets were acquired or liabilities assumed.  Revenues and expenses are translated at the rate approximating the rate of exchange on the transaction date.  All exchange gains and losses are included in the determination of net loss for the year.

h)

Impairment of Long-lived Assets

Long-lived assets and intangibles held and used by the Company are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.  If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized.

i)

Stock-based Compensation

The Company records a compensation cost attributable to all stock options granted at fair value at the grant date,

Compensation cost attributable to awards to employees is measured at fair value at the grant date and recognized straight line over the vesting period.

The Company records a compensation cost attributable to all stock options granted at fair value at the grant date using the Black-Scholes option valuation model and the cost is expensed over their vesting period with a corresponding increase to additional paid-in capital.  Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in additional paid-in capital, is recorded as an increase to share capital.

The Black-Scholes option valuation model requires the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate.

j)

Change in Accounting Policy

On January 1, 2007, The Company adopted the CICA Handbook Sections:

#1530 – Comprehensive Income

#3251 – Equity

#3855 – Financial Instruments – Recognition and Measurement

#3861 – Financial Instruments – Disclosure and Presentation

#3861 – Hedges

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Note 2

Summary of Significant Accounting Policies – (cont’d)

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events form non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Section 3855 prescribes when a financial asset, liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under difference circumstances.  Financial instruments must be classified into one of these five categories:

- Held for trading

- Held to maturity

- Loans and receivables

- Available for sale financial assets

- Other financial liabilities

All financial instruments, including derivatives, are measured in the balance sheet at fair value, except for loans and receivables, held to maturity investments and other financial liabilities, which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows:

- Held for trading financial assets are measured at fair value, and changes in fair value are recognized in net earnings;

- available for sale financial instruments are measured at fair value, with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, CCL designated its accounts receivable as loans and receivable, and accounts payable and accrued liabilities as other financial liabilities, which are measured at amortized cost.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them.  Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.

Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements.  Hedge accounting enables the recording of gains, losses, revenue and expenses form derivative financial instruments in the same period as for those related to the hedged item.

The adoption of these Handbook Sections had no impact on opening deficit.

k)

In July 2006, the Accounting Standards Board (“AcSB”) issued a replacement of The Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) Section 1506, Accounting Changes.  The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively, unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.  The adoption of Section 1506 did not have a material impact on the 2007 financial statements.

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Note 2

Summary of Significant Accounting Policies – (cont’d)

l)

Accounting Changes

On June 1, 2007 the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (“EIC-166”).  This EIC address the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classification as other than held for trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held for trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective December 31, 2007, and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required

m)

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards:

- Section 1535, Capital Disclosures

- Section 3862, Financial Instruments – Disclosures

- Section 3863, Financial Instruments – Presentation

These standards are effective for interim and annual financial statements for the Company’s reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of:

i)

an entity’s objectives, policies and processes for managing capital

ii)

quantitative data about what the entity regards as capital

iii)

whether the entity has complied with any capital requirements; and

iv)

if it has not complied, the consequences of such non-compliance

The new Sections 3862 and 3863 replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

n)

Going Concern

Effective January 1, 2008, the Company adopted the amendments to the guidelines of CICA Handbook Section 1400, General Standards of Financial Statement presentation.  The Canadian Accounting Standards Board amended Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.  The adoption of this Section resulted in no disclosure changes to the financial statements.

o)

Financial Statement Concepts

Effective January 1, 2009 the Company adopted the amendments to the guidelines of CICA Handbook Section 1000. It has been amended to focus on the capitalization of costs that meet the definition of an asset and de-emphasizes the matching principle.  The revised requirements are effective for annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Company adopted the new standards for the fiscal year beginning January 1, 2009.

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p)

Goodwill and Intangible Assets

The Canadian Accounting Standards Board (“AcSB”) issued CICA Handbook Section 3064 which replaces Section 3062, “Goodwill and Other Intangible Assets”, and also replaces Section 3450, “Research and Development Costs”.  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  The Standards in Section 3062 remain unchanged.  The Section 3064 applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Company adopted the new standards for the fiscal year beginning January 1, 2009

The Company is currently assessing the impact of these new accounting standards on its financial statements.

q)

International Financial Reporting Standards (“IFRS”)

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for all reporting Companies, including this Company.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February, 2008, the AcSB announced that the year 2011 is the changeover year for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 20011.  The transition date of January 1, 2011 will require the restatement of comparative purposes of amounts reported by the Company for the year ended December 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Note 3

Equipment

During the year ended December 31, 2008 the values of all capital assets were impaired, writing their values down to $nil.  As these assets were fully amortized, the write down had no impact on the consolidated statement of operations.

September 30, 2009
Accumulated
	Cost	Amortization	Net

Computer equipment	$ nil	$ nil	$ nil
Furniture and fixtures	nil	nil	nil
Website	nil	nil	nil

	$ nil	$ nil	$ nil

	September 30, 2008
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 384,065	$ 384,065	$ -
Furniture and fixtures	44,729	44,729	-
Website	76,699	76,699	-

	$ 505,493	$ 505,493	$ -

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Note 3

Equipment (Cont’d)

	September 30, 2007
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 384,065	$ 384,065	$ -
Furniture and fixtures	44,729	44,729	-
Website	76,699	76,699	-

	$ 505,493	$ 505,493	$ -

Note 4

Notes Payable

	2008	2009

Unsecured, bearing interest at the 1-year Treasury yield rate	$ 46,571	$ 47,680

Unsecured and non-interest bearing	53,500	53,500

	$ 100,071	$ 101,180

These notes are past due and, consequently, are classified as current liabilities.

Note 5

Capital Stock

The Class A preference shares are non-voting and are convertible at any time into common shares at the option of the holder.  The number of common shares will be determined by dividing $1,000 per share of Class A Preferred shares, plus any accrued and unpaid dividends thereon by a conversion price equal to 60% of the market price.  Dividends on the Class A preference shares are cumulative and payable quarterly at an annual dividend rate of 9%.  The Company, at its option, may redeem the Class A preference shares, in whole or in part, at any time and from time to time, at a redemption price of $1,000 per share plus any accrued and unpaid dividends thereon.  The Company is not required to redeem the Class A preference shares.

In 1997, the Company exchanged a promissory note in the amount of $2,737,000 for 2,737 Class A preference shares at $1,000 per share.  In 1998, the Company redeemed 500 of the Class A preference shares at their redemption price of $1,000 per share.  As of September 30, 2009, 2008, the 2,237 Class A Preference Stock remain outstanding.

The Preferred Shares include a ‘make whole” clause such that if the aggregate value of:

1.  the common shares issued on conversion (at the market price upon conversion),

2.  the common shares issuable upon further potential conversions (at the prevailing market price),

3.  the proceeds of any redemptions received on preferred shares, and

4.  the proceeds received from the sale of common shares issued on conversion is less than the redemption amount of the preferred shares, the Company is obligated to either:

1.

issue additional common shares, or

2.

to repurchase all common shares and preferred shares previously issued to the holder for an amount equal to the redemption value of the preferred shares, less any prior redemption proceeds.

Accordingly, the preferred shares have been reflected as liabilities in these financial statements.

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Note 5

Capital Stock (Cont’d)

Dividends on the Class A preference shares for the Nine Months Quarters ended September 30, 2009, 2008 and 2007 were $150,062, $150,614, and $150,614, respectively.  They remain unpaid and are in arrears.

To reflect the adjustment for annual compounding of the preferred dividends (not previously compounded), the December 31, 2007 and 2006 balance sheet have been adjusted as follows:  the preferred shares liability increased by $622,705 (2006: $434,047) and accumulated deficit as at December 31, 2006 increased by $434,047.  In the statement of operations for the years ended December 31, 2007 and 2006  the preferred stock dividends have been increased by $390,028 and $357,824.

The dividend relating to the preferred shares is reported in the statement of operations as interest expense.  The statement of operations for the year ended December 31, 2007 has been restated to include $390,028 as interest expense (2006: $357,824; 2005: $334,458).  The accumulated deficit has not been restated as the reclassification of dividends from a component of deficit to interest expense has no effect on accumulated deficit.

In 1997, the Company issued Series A and Series B Class B convertible preference shares which are convertible into common shares of the Company.  Dividends are cumulative and may be paid, at the option of the Company and with prior notice, in additional common shares at an annual dividend rate of 8%.  As of December 31, 2002, all Series A and Series B Class B convertible preference shares as well as cumulative dividends related thereto have been converted into common shares.

On April 30, 1997, the Company entered into a Consulting Agreement, whereby the Company issued 586,077 common shares as consideration for consulting services.  During March 2001, the consulting entity informed the Company that consulting services were not provided and offered to annul the Consulting Agreement and return the shares to the Company for cancellation.  The Company accepted this offer and the common shares are to be returned to Treasury.  As of March 31 st, 2007, these shares have yet to be returned.

At December 31, 2006, Nil (2005: 3,525,000) common shares were held in escrow by the Company’s transfer agent.  The escrow agreement relating to these shares expired in a prior year.  On February 13, 2006, these shares were returned to Treasury.  No common shares were held in escrow in the years ended December 31, 2007 and 2006, nor during the current nine month Quarterly.

By agreements dated March 7, 2006, the Company issued 484,000 common shares at $0.25 to settle accounts payable of $121,000 ($100,769 included in accounts payable at December 31, 2005) and 299,328 common shares at $0.25 to settle dividends payable outstanding at December 31, 2005, of $74,833.

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Note 6

Stock Options

A summary of the Company’s stock option activity and related information as follows:

	2008		2009
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price

Outstanding, beginning of the period	430,000	$0.50	430,000	$0.59
Expired			(430,000)	$3.688

Outstanding & exercisable, options issued April 6, 2007 Total options outstanding	430,000 6,950,000 7,380,000	$0.59 $0.25 $0.27	0 6,950,000 6,950,000	$0.00 $0.25 $0.25

During the year ended December 31, 2007, the Company recorded stock-based compensation totaling $320,395 (2006: $Nil; 2005: $Nil) related to share purchase options granted to consultants and others (Note 8) of which $242,025 has been allocated to consulting fees and $78,370 to general and administration expenses.  These Agreements are for a five year period.  No Stock Option Agreements have been entered into during the year ended December 31, 2008, nor during the nine months ended September 30, 2009.

The fair value of the stock options granted was estimated using the Black-Scholes option valuation model with the following estimated assumptions:

2007
Risk-free interest rate	3.43%
Dividend yield	0%
Volatility	184.36%
Expected life	5 years

The weighted average contractual life remaining of all stock options granted is 2.6 years.  The share purchase options vest upon granting.

Note 7

Contingency

On November 27, 2006, the Company was named as a defendant in a lawsuit whereby the plaintiffs are claiming damages against the Company with respect to investments totaling $339,488 that the plaintiffs invested in a California company that had no contractual relationship with the Company.  The plaintiffs are seeking compensatory damages of $1,018,464, which is treble the amount of their investments, as well as related attorney’s fees.  During 2006, CCL filed a motion to dismiss for lack of personal jurisdiction.

On August 9, 2007, the court denied CCL’s motion to dismiss for the reason that the Company’s contacts with the State of Texas are sufficient for the court to assert specific personal jurisdiction over them.  The case is still pending. Management of the Company believes the claim is without merit.

On March 9, 2009 the case was called to trial before a jury.  The Jury heard the evidence and returned a verdict in favour of the Company.  The Plaintiffs were entitled to receive nothing from the Company and the court accepted the verdict of the jury.  On April 16, 2009 the Court Issued the Judgment confirming to the verdict of the jury.  Subsequent to the signing of the judgment, the Plaintiffs have the opportunity to appeal.  To date, CCL has not been informed of an appeal.

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Note 8

Income Taxes

As a Bermuda exempted company, the Company is not currently subject to income tax filing requirements in Bermuda.  Prior to 1999 the Company operated in the U.S. as a branch of a foreign corporation.

A reconciliation of income taxes at statutory rates is as follows:

	September 30, 2009	December 31, 2008
Loss before income taxes	$(191,934)	$(370,329)
Statutory income tax rate	31.00%	31.00%

Expected income tax	$59,500	$114,802
Adjustments for tax purposes	(59,500)	(114,802)

Net Book Value	0	0

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more-likely-than-not that sufficient taxable income will be realized during the carry-forward period to utilize all the future tax assets.

The Company has estimated accumulated non-capital losses of $316,000 which may be carried forward to reduce taxable income in future years. The non-capital losses expire in various amounts from 2024 to 2028.  The Company has not filed tax returns in Canada and may be subject to interest and penalties.

Note 9

Related Party Transactions

A company controlled by management of the Company provides consulting services to the Company.  During the Period, the Company incurred for the Nine Months Quarter ended September 30, 2009 $36,161 (for the Nine Months Quarter ended September 30, 2009 $33,079) in consulting fees and expense reimbursements.  Included in the Accounts Payable account is $81,853 for the Nine Months Quarter ended September 30, 2009 ($33,079 for the Nine Months Quarter ended September 30, 2008) representing outstanding fees and reimbursements.

A company controlled by management of the Company formerly provided consulting services and incurred expense reimbursements.  Included in the Accounts Payable account is $71,914 for the Nine Months Quarter ended September 30, 2009 ($70,994 for the Nine Months Quarter ended September 30, 2008) representing outstanding fees and reimbursements.  The Company did not incur any expense reimbursements the Nine Months Quarter ended September 30, 2009 ($982 for the Nine Months Quarter ended September 30, 2008.

A company controlled by management of the Company has loaned additional funds of $22,894 under Notes Payable during the Nine Months Quarter ended September 30, 2009 ($12,500 for the Nine Months Quarter ended September 30, 2008) . These Loans have accumulated accrued interest of $$2,093.71 for the Nine Months Quarter ended September 30, 2009 ($\nil for the Nine Months Quarter ended September 30, 2008). These funds were utilized in legal fees incurred with the Lawsuit.

A company controlled by management of the Company provides accounting and administrative services to the Company.  During the Nine Months Quarter ended September 30, 2009 $23,556 (for the Nine Months Quarter ended September 30, 2008 $22,444) was incurred for such accounting and administrative services, and expense reimbursements.  As at September 30, 2009 included in the Account Payable accounts is $80,468 (for the Nine Months Quarter ended September 30, 2008 $53,057) representing outstanding fees and reimbursements.

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Note 10

Economic Dependence

For the Nine Months Quarter ended September 30, 2009, two customers accounted for 84.0% and 16.0%, respectively, of total sales.  For the Nine Months Quarter ended September 30, 2008, two customers accounted for 92.6% and 7.4%, respectively, of total sales.

Note 11

Segmented Information

The Period’s details of identifiable revenues by geographic segments are as follows:

	2008	2008	2007

Asia	$ 36,730	$ 37,530	$ 36,000
Middle East	7,700	2,765	4,095

	$ 43,730	$ 40,295	$ 40,095

Note 12

Differences Between Generally Accepted Accounting Principles in Canada and the United States of America

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“US GAAP”).

The Company’s Canadian GAAP does not differ in any material respects from US GAAP.

Note 13

New United States of America Accounting Standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”.  The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”.  Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation also provides guidance on the related de-recognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax position.  The interpretation is effective for fiscal years beginning after December 15, 2006.  The adoption of FIN 48 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows; however, the Company is still analyzing the effects of FIN 48.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”.  This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure related to the use of fair value measures in financial statements.  The Statement is to be effective for the Company’s financial statements issued in 2008; however, earlier application is encouraged.  The Company is currently evaluating the timing of adoption and the impact that adoption might have on its financial position or results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”).  Due to diversity in practice among registrants, SAB 108 expressed SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary.  SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged.  The Company does not believe SAB 108 will have a material impact on its financial position or results from operations.

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In December 2006, the FASB issued FASB Staff Position (“FSP”) EITF 00-19-2, “Accounting for Registration Payment Arrangements”.  This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with FASB No. 5, “Accounting for Contingencies”.  This FSP is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that re entered into or modified subsequent to December 31, 2006.  For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to December 31, 2006, the guidance in the FSP is effective January 1, 2006 for the Company.  The Company does not believe that this FSP will have a material impact on its financial position or results from operations.

On February 15, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities.  SFAS No. 159 is effective for the Company’s financial statements issued in 2008.  The Company is currently evaluating the impact that the adoption of SFAS No. 159 might have on its financial position or results of operations.

Note 14

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  However, the accrued Dividends Payable on the re-categorized Preferred Shares are included.  During the Nine Month year-to-date Quarter ended September 30, 2009, the Company recognized preferred share dividends payable of $150,062 (for the same period during 2008: $150,614; 2007: $150,614)

In addition to the regularly calculated preferred share dividends, the agreement calls for the compounding of the dividends payable annually, which is recorded in the fiscal Fourth Quarter.  During the Fourth Quarter’s three month period ending December 31, 2008 the Company recognized preferred share dividends payable of $274,517 (2007: $239,414; 2006: $207,210).

Note 15

Management of Capital

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, to pursue the development of its business and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk.  In the management of capital, the Company includes the components of stockholders’ deficiency and preferred shares.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of.

As at September 30, 2009, the Company has not entered into any debt financing, except for short-term notes payable.

The Company is dependent on the related parties ability to provide capital and the existing sales to customers as its source of operating capital and the Company’s capital resources are largely determined by the strength of the airline market and by the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects. The Company’s primary target market includes the Asian and Pacific Rim airlines.

The Company is not subject to any external capital requirements.

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Note 16

Financial Instruments

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rate. As at September 30, 2009, and as in all past fiscal periods, all of the Company’s cash is held in US dollars, the Company’s functional currency.  The Company has no significant currency risk associated with its operations.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and receivables are exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. The Company reduces its credit risk on accounts receivables by monitoring all accounts frequently. As at September 30, 2009 the Company is not exposed to any significant credit risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Included in the loss for the period in the financial statements is interest income on US dollar cash. As at September 31, 2009, the Company’s cash is subject to or exposed to interest rate risk, however, this risk is not significant.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages liquidity risk by maintaining sufficient cash balance to enable settlement of transactions on the due date. Accounts payable and accrued liabilities are current.  Primarily the Company addresses its liquidity through its close relationship with its related parties, and secondarily, through equity financing obtained through the sale of common shares and the exercise of stock options.

Note 17

Subsequent Events

With the Civil Lawsuit now in the Company’s history, there are no extraneous business activities subsequent to September 30, 2009, nor as of the date of this filing.

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CREATOR CAPITAL LIMITED

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

For the Quarter ended September 30, 2009

The following discussion and analysis, prepared as of November 14, 2009, should be read together with the Unaudited Consolidated Financial Statements for the Nine Month Quarter ended September 30, 2009 and the related notes, which are prepared in accordance with Canadian generally accepted accounting principles.  The business operations of Creator Capital Limited are conducted in United States Dollars and therefore, all amounts herein are stated in United States Dollars unless otherwise indicated.

COMPANY

Creator Capital Limited ("CCL" or the "Company"), formerly known as Interactive Entertainment Limited ("IEL"), was incorporated pursuant to the laws of the Province of British Columbia on January 28, 1981 under the name Tu-Tahl Petro, Inc.  On May 10, 1990, the Company changed its name to Creator Capital Inc.  The Company was reincorporated through the continuance of its corporate existence from the Province of British Columbia to the Yukon Territory on July 15, 1992.  On January 23, 1995, the Company changed its name to Sky Games International Ltd. (“SGI”). Effective February 22, 1995, the Company continued its corporate existence from the Yukon Territory to Bermuda as an exempted company under the Companies’ Act 1981 (Bermuda) (the “Bermuda Act”).  In September 1997, the Company changed its name to Interactive Entertainment Limited following consummation of a series of amalgamations.  Pursuant to a Special Resolution passed by shareholders at the September 19, 2000 Annual General Meeting, the Company changed its name to Creator Capital Limited.

BUSINESS OF THE COMPANY

CCL's business is focused on providing inflight gaming software systems and services by developing, implementing and operating a computer-based interactive video entertainment system of gaming and other entertainment activities on, but not limited to, the aircraft of international commercial air carriers.  The Company offers two suites of entertainment: Sky Play® - a catalogue of popular interactive amusement games, and Sky Games® an inflight Gaming system consisting of the more popular casino games.  CCL also provides customization services on all CCL software and assist clients in creating an alternative “non-ticket” based revenue stream.

Through to March 31, 2007, CCL’s activities continue to focus on:  1) Continuing the redesign and development of the Sky Games® Inflight Gaming Software System.  2) Continuing the management and support of the Sky Play® Interactive Amusement Games business.  3) Seeking new and updated games for inclusion in the Sky Play® Interactive Amusement Games Catalogue.

THREE-YEAR COMPARISON OF FINANCIAL INFORMATION

	2009 (Q-1,2,3)	2008 (Q-1,2,3)	2007 (Q-1,2,3)

Revenues	$43,730	$40,295	$40,095
Gain (Loss) from Operations before Preferred Stock Dividends	(41,872)	(64,226)	(53,927)
Net Gain (Loss) for the Year	(191,934)	(214,840)	(204,541)
Total Assets	33,748	23,415	16,481
Long Term Liabilities	0	0	0

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DISCUSSION OF OPERATION AND FINANCIAL CONDITION – NINE MONTHS QUARTER ENDED SEPTEMBER 30, 2009

REVENUES

Revenue consists of fees generated from the licensing of the Sky Play® PC based amusement games to the Airline Industry.  Airline clients install the games on their inflight entertainment systems (IFE) as part of the inflight entertainment offered to passengers.  Operations revenue for the nine months ended September 30, 2009 was $43,730 compared to $40,295 for September 30, 2008.

ADMINSTRATIVE COSTS

GENERAL AND ADMINISTRATION

	September 30, 2008	September 30, 2009

Accounting & Audit	37,451	34,893
Administration	3,342	2,733
Bank Charges	795	554
Filing Fees & Dues	7,382	8,343
Investor Relations	1,489	600
Office	13,405	26,552
TOTAL GENERAL AND ADMINISTRATION	63,864	73,675

General and administrative expense has increased to current period’s expense of $73,864 from the 2007 Period’s expense of $63,864, primarily due to the increase in office costs.  Contributors to the increase were Travel incurred with the Texas lawsuit, interest expense on the Notes Payable, and computer services.

Consulting and services expenses remained at $31,500 for the current Period and 2007.

The Legal expense for the Period was $9,445, reflecting the fees incurred by the legal action. The 2007 Period’s cost was $8,206.

SALES AND MARKETING COSTS

The Marketing expense for the Period was $1,352 compared to $1,013 in 2008.

The Net Loss before preferred stock dividends was $41,226 for the 2008 Period, compared to a net loss of $64,226 for the 2007 Period.  This reduction in loss was due to $30,370 in expense recoveries of some legal and filing fee duplications during the previous year end of December 31, 2008

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2009, the Company had a working capital deficit of $5,754,330.  The moving of the Preferred Share amount from Equity to the current Liability designation has contributed to this to this deficit.  The Company had negative cash flow from operations during the Period.  The diminishing revenue has been sufficient to provide the necessary funds for marketing, for continued development of the Company's products but not adequate to fund payment of the Company's dividend obligations on outstanding preference shares.  The Company negotiated a restructuring and reduction of certain amounts owed to two of its largest creditors and to a best effort deferred payment plan on these obligations.  One of creditors completed bankruptcy proceedings, resulting it their liquidation.  Due to the operating losses of the past years, the Company’s continuance as a “going concern” is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation.  It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations in its current business activities.

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FORWARD LOOKING INFORMATION

This document contains forward-looking statements that include among others, statements concerning the Company's plans to implement its software products, commence generating revenue from certain of its products, expectations as to funding its capital requirements, the impact of competition, future plans and strategies, statements which include the words "believe," "expect," and "anticipate" and other statements of expectations, beliefs, anticipated developments and other matters that are not historical facts.  These statements reflect the Company's views with respect to such matters.  Management cautions the reader that these forward-looking statements are subject to risks and uncertainties that could cause actual events or results to materially differ from those expressed or implied by the statements.

RELATED PARTY TRANSACTIONS

A company controlled by management of the Company provides consulting services to the Company.  During the Period, the Company incurred for the Nine Months Quarter ended September 30, 2009 $36,161 (for the Nine Months Quarter ended September 30, 2009 $33,079) in consulting fees and expense reimbursements.  Included in the Accounts Payable account is $81,853 for the Nine Months Quarter ended September 30, 2009 ($33,079 for the Nine Months Quarter ended September 30, 2008) representing outstanding fees and reimbursements.

A company controlled by management of the Company formerly provided consulting services and incurred expense reimbursements.  Included in the Accounts Payable account is $71,914 for the Nine Months Quarter ended September 30, 2009 ($70,994 for the Nine Months Quarter ended September 30, 2008) representing outstanding fees and reimbursements.  The Company did not incur any expense reimbursements the Nine Months Quarter ended September 30, 2009 ($982 for the Nine Months Quarter ended September 30, 2008.

A company controlled by management of the Company has loaned additional funds of $22,894 under Notes Payable during the Nine Months Quarter ended September 30, 2009 ($12,500 for the Nine Months Quarter ended September 30, 2008). These Loans have accumulated accrued interest of $$2,093.71 for the Nine Months Quarter ended September 30, 2009 ($\nil for the Nine Months Quarter ended September 30, 2008). These funds were utilized in legal fees incurred with the Lawsuit.

A company controlled by management of the Company provides accounting and administrative services to the Company.  During the Nine Months Quarter ended September 30, 2009 $23,556 (for the Nine Months Quarter ended September 30, 2008 $22,444) was incurred for such accounting and administrative services, andexpense reimbursements.  As at September 30, 2009 included in the Account Payable accounts is $80,468 (for the Nine Months Quarter ended September 30, 2008 $53,057) representing outstanding fees and reimbursements.

For the Period the aggregate compensation paid or accrued by the Company and its subsidiaries to any and all directors and officers was $nil.

CAPITAL FINANCING

There were no capital financings during the period.

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SUMMARY OF QUARTERLY RESULTS

Quarter Ended	Revenue	Net Profit (Loss)before Extraordinary Items	Net Profit (Loss)	Net Loss Per Share
March 31, 2007, 3 months	$13,365	$(73,394)	$(73,394)	$ (0.001)
June 30, 2007, 6 months	$26,760	$(151,273)	$( 151,273	$ (0.002)
September 30, 2007, 9 months	$50,095	$(204,541)	$(204,541)	$ (0.002)
December 31, 2007, 12 months	$63,870	$(612,006)	$(612,006)	$ (0.007)
March 31, 2008, 3 months	$13,365	$(77,085)	$(77,085)	$(0.0009)
June 30, 2008, 6 months	$27,085	$(142,859)	$(142,859)	$(0.0016)
September 30, 2008, 9 months	$40,295	$(214,840)	$(214,840)	$ (0.003)
December 31, 2008, 12 months	$55,160	$(583,714)	$(583,714)	$ (0.01)
March 31, 2009, 3 months	$14,020	$(43,626)	$(43,626)	$(0.0009)
June 30, 2009, 6 months	$29,790	$(41,948)	$(11,578)	$(0.0013)
September 30, 2009, 9months	$43,730	$(41,872)	$(41,872)	$(0.0005)

CHANGES IN ACCOUNTING POLICIES

Effective October 1, 2006, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) under CICA Handbook Section 1530 “Comprehensive Income” (“Section 1530”), Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement” (“Section 3855”), Section 3861 “Financial Instruments – Disclosure and Presentation” and Section 3865 “Hedges”. These new sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.  Under Section 3855, all financial instruments are classified into five categories: held-for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. All derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.  As a result of the adoption of these new standards, the Company has classified its cash and restricted cash as held-for-trading. Receivables are classified as loans and receivables. Accounts payable and accrued liabilities, are classified as other financial liabilities, all of which are measured at amortized cost.  Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.  There was no adjustment to opening balances as a result of the adoption of these standards.

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Financial instruments

The AcSB issued CICA Handbook Section 3862, Financial Instruments - Disclosures, which requires an increased emphasis on disclosing the nature and the extent of risk arising from financial statements and how the entity manages those risks. This section, together with Section 3863, “Financial Instruments – Presentation”, replaced Section 3861, “Financial Instruments – Disclosure and Presentation”. The adoption of these Sections has had no impact on the Company’s financial statements.

The AcSB issued CICA Handbook Section 3863, Financial Instruments - Presentation, which establishes standards for presentation of financial instruments and non-financial derivatives.  The adoption of the Section has had no impact on the Company’s financial statements.

Capital disclosures

The AcSB issued CICA Handbook Section 1535, Capital Disclosures, which established standards for the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. Other than the additional disclosure in Note 5, the adoption of this section has had no impact on the Company’s financial statements.

Recent accounting pronouncements:

a) Goodwill and intangible assets

The Company will adopt the new standard Goodwill and Intangible Assets (Section 3064) for its fiscal year beginning June 1, 2009. This Section replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in Section 3062.  The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

b) International financial reporting standards (“IFRS”)

In addition to the above new accounting pronouncements the Canadian Accounting Standards Board ("AcSB") in 2006 published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over a five-year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-accountable enterprises to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

FINANCIAL INSTRUMENTS

To date, with the exception of Accounts Receivable, Payables and Notes Payable, the Company did not make use of any financial or other instrument for any other purpose.  Therefore, the Company is not exposed to the risks associated with such instruments. With the exception of the Balance Sheet classifications of Accounts Receivable, Payables and Notes Payable, there is no financial statement classification that includes such instruments. With the exception of Interest expenses, there is no income, expense, gain or loss associated with such instruments recorded anywhere in the Company’s financial records nor included in the Company’s financial statements.

The Company has not engaged, nor does it engage, in any off-balance sheet arrangements such as: obligations under guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instruments or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company or that engages in leasing, hedging or research and development services with the Company.

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SUBSEQUENT EVENTS

There are no subsequent events to the Period.

OUTSTANDING SHARE DATA

a)

COMMON SHARES

	COMMON SHARES	VALUE

Balance, December 31, 2008	87,467,288	874,673
Activity during the period	nil	nil

Balance, September 30, 2009	87,467,288	874,673

b)

OPTIONS

For the nine months Quarter ending September 30, 2009, the Company did not issue any securities.

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Form 52-109FV2

Certification of interim filings - venture issuer basic certificate

CREATOR CAPITAL LIMITED.

I, Deborah Fortescue-Merrin, the Chief Executive Officer and acting in the capacity of Chief Financial Officer of CREATOR CAPITAL LIMTIED, certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Creator Capital Limited. (the “issuer”) for the interim period nine months year-to–date ended September 30, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Dated: November 16, 2009

“Deborah Fortescue-Merrin”

Deborah Fortescue-Merrin

Chief Executive Officer and

Acting in the Capacity of Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

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Creator Capital Limited - September 30, 2009 Interim Financials Q3

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